A “Network of Excellence” (NNE) Collaboration: Directed to Novel Therapeutic Approaches in
Neurodegenerative Diseases

Jerusalem, July 23, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that a new and unique neuroscience research collaboration has been established to focus on novel therapeutic approaches to managing some of the most challenging diseases that society faces today.

Population growth and increased longevity are combining in a way that has seen the prevalence of brain diseases grow significantly and the burden on society has dramatically increased. Israel is a world leader in neuroscience research, ranked 5th globally in Neuroscience publications per capita. This initiative, the National Network of Excellence in Neuroscience (NNE), seeks to harness that expertise in a community drawn from 10 of the leading universities and teaching hospitals in Israel.

Working as an open-network, the NNE is directed towards the discovery and development of new treatments and approaches to counter the devastating effects of neurological, neurodegenerative and psychiatric illness. It brings the researchers together and provides a working interface with industry, where experts in drug development from Teva will interact with academic researchers in order to increase the potential to translate basic science into therapeutic options.

Research projects supported by the NNE are already providing some important clues towards progress in key treatment modalities. Some of these projects have already identified approaches to treatment which may modify the course and progression of diseases.

In Alzheimer’s disease, where loss of memory and learning ability lead to most devastating effects, approaches to enhance memory are being explored. Additionally, Multiple Sclerosis and Huntington disease are two areas where new approaches that aim to stop or reverse the progression of the disease are being investigated.

“I want to beat Multiple Sclerosis and send my patients back to their lives,” said Professor Anat Achiron, Director of the Multiple Sclerosis Center at Sheba Medical Center. “The NNE initiative has enabled us to progress with a new compound, which already shows promising early results towards potentially having a new treatment modality in Multiple Sclerosis, which may one day even mean we can close our wonderful MS treatment center.”

“This initiative is all about supporting academic research. Most of these projects are at an early stage and significant development is still required. What we have established is a very promising foundation that I am confident will deliver advances in terms of approaches to treatment.” Said Dr. Michael Hayden, President, Teva Global R&D and Chief Scientific Officer.

“There is a new spirit of collaboration, which I hope will ultimately lead to improvements for patients,” said Prof. Daniel Offen, Head of the Neuroscience Laboratory at the Felsenstein Medical Research Center of Tel-Aviv University. “The NNE is supporting our research into a molecule that we have designed. This molecule can bind to the trigger of Huntington disease, potentially slowing down the progression of the disease – this would represent a major step forward in this currently untreatable disease.”

“The NNE is an exciting collaboration that creates synergy between basic science, started by universities and hospitals, with the knowledge and resources from industry,” said Professor Edi Barkai, Neurobiology of Learning and Memory, the University of Haifa. “In our case this involves some very promising work to add some spark to neuronal responses which we believe may re-set the brain’s ability to learn and retain memory.”

The National Network of Excellence in Neuroscience includes the following institutions:
The Hebrew University, The Weizmann Institute, The Technion, Ben Gurion university, Tel Aviv University, Sourasky Medical Center, Sheba Medical Center, Rabin Medical Center, Bar Ilan University and the University of Haifa.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation. our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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